Exhibit 99.1

FEMSA to enter the Convenience Store Industry in the United States

Monterrey, Mexico, August 1, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that it has entered into definitive agreements with Delek US Holdings, Inc. (“Delek”) (NYSE: DK), to acquire Delek’s retail operations, consisting of 249 convenience stores located mainly in Texas, for a total amount of US$385 million dollars on a cash-free, debt-free basis, including the purchase of inventories.

Delek’s Retail Assets

Delek is a downstream energy company, with a focus on petroleum refining; its retail operations are being carved out for this transaction. Operating under the DK brand, approximately 90% of Delek’s convenience stores are in the state of Texas, with the remaining sites located mostly in New Mexico and a small presence in Arkansas. Almost all stores have a gas station under the DK and Alon fuel banners; the transaction also includes a small fuel transportation fleet.

Transaction Rationale

With a total addressable market of more than US$850 billion, over 150,000 locations, and significant fragmentation, the US convenience and mobility market is attractive for operators with the right capabilities and sufficient scale. For FEMSA, this market offers high strategic fit, and presents an opportunity to build a platform that, over time, has the potential to achieve scale and create shareholder value. The Delek stores have the right set of attributes to be FEMSA’s first step on this journey, in terms of size, geographical footprint, and possibilities for extensive experimentation, testing, and fine-tuning of the Company’s convenience value proposition.

Through OXXO, FEMSA has built considerable experience and expertise developing core retail capabilities for store expansion, procurement, supply chain, segmentation, and pricing, and these capabilities will be invaluable as the Company launches and pursues its US convenience strategy. While the strategy is ultimately broader than any single region or target demographic, the appeal of the OXXO brand may be relevant in certain markets served by the DK stores.

José Antonio Fernández Garza-Lagüera, CEO of FEMSA’s retail operations, commented:

“At FEMSA, we have a long-held ambition to enter the US convenience and mobility industry, and this transaction represents the ideal way for us to take our first step in this compelling market. We have been building and expanding our retail operation in Mexico for over 45 years, eventually reaching ten other countries in South America and Europe, and a store base of more than 30,000 locations. As we welcome our new DK colleagues into the FEMSA family, we are excited to embark on this new and important journey together.”

Avigal Soreq, President, and Chief Executive Officer of Delek, said, “The sale of Delek US Retail to FEMSA is an incremental step in our commitment to unlock the sum of the parts value inherent in our system. We are pleased with this transaction and expect to execute on additional steps to unlock value for our stakeholders.  Importantly, it allows us to gain a competitive partner for ongoing and expanded retail fuel sales. We look forward to building on this partnership with FEMSA in both the short and long-term. The transaction creates an exciting opportunity for Delek US Retail and its employees as they become part of FEMSA’s growth strategy in the United States.”

The transaction is subject to customary regulatory approvals and is expected to close during the second half of 2024.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	August 1, 2024 | Page 1

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

About Delek US Holdings, Inc.

Delek US Holdings, Inc. is a diversified downstream energy company with assets in petroleum refining, logistics, pipelines, renewable fuels and convenience store retailing. The refining assets consist primarily of refineries operated in Tyler and Big Spring, Texas, El Dorado, Arkansas and Krotz Springs, Louisiana with a combined nameplate crude throughput capacity of 302,000 barrels per day. Pipeline assets include an ownership interest in the 650-mile Wink to Webster long-haul crude oil pipeline. The convenience store retail segment operates approximately 250 convenience stores in West Texas and New Mexico.

The logistics operations include Delek Logistics Partners, LP (NYSE: DKL). Delek Logistics Partners, LP is a growth-oriented master limited partnership focused on owning and operating midstream energy infrastructure assets. Delek US Holdings, Inc. and its subsidiaries owned approximately 72.6% (including the general partner interest) of Delek Logistics Partners, LP as of June 30, 2024.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	August 1, 2024 | Page 2